Exhibit 99.1

March 15, 2016

CONFIDENTIALITY AGREEMENT

Pierre Mestre

Chairman and President

Orchestra-Prémaman, S.A.

ZAC Saint-Antoine

200 avenue des Tamaris

34130 SAINT AUNES

France

Email: pmestre@orchestra-premaman.com

Dear Sirs:

PRIVATE AND CONFIDENTIAL

In connection with Orchestra-Prémaman, S.A.’s (“you” or “your”) proposal of a possible transaction (the “Transaction”) involving Destination Maternity Corporation (the “Company”), the Company and its Representatives (as defined below), including Guggenheim Securities, LLC (“Guggenheim”), will make available to you certain information which is non-public, confidential or proprietary in nature.

1. By execution of this letter agreement (the “Agreement”), you agree, subject to the terms and conditions hereof, to treat confidentially any such information that you or your Representatives are provided by or on behalf of the Company (collectively, the “Evaluation Material”). The term “Evaluation Material” shall also include all reports, analyses, notes or other information that are based on, contain or reflect any Evaluation Material (“Notes”). The term “Evaluation Material” does not include information that (i) is now or becomes generally available to the public other than as a result of a disclosure by you or any of your Representatives in violation of this Agreement, (ii) was available to you prior to the disclosure of such Evaluation Material to you pursuant to this Agreement, provided that you do not know or have a reasonable basis to believe that the source of such information is bound by a confidentiality obligation owed to the Company with respect to such information, (iii) becomes available to you on from a source other than the Company or any of its Representatives, provided that you do not know or have a reasonable basis to believe that such source is bound by a confidentiality obligation owed to the Company with respect to such information, or (iv) is or was independently developed by you or any of your Representatives without use of or reference to the Evaluation Material. In addition, the term “Evaluation Material” does not include the fact that discussions or negotiations with the Company and its Representatives are or were taking place concerning a possible Transaction, that you have received Evaluation Material (without disclosing the nature or content of such Evaluation Material) or that you are evaluating a possible Transaction. The term “Representative” means, as to any person, such person’s Affiliates (as defined below) and its and their respective directors, officers, employees, attorneys, accountants, bankers, financial sources, agents, representatives and advisors. As used herein, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company agrees that, as promptly as practicable, it will (i) provide you with the Evaluation Material set forth on Annex A hereto (the

“Agreed Evaluation Material”), and (ii) use reasonable best efforts (including by providing reasonable access during normal business hours to the executive officers of the Company, provided that such access shall not disrupt the operations of the Company) to provide you with such additional documents and information as you may reasonably request.

2. You agree that, except as otherwise set forth in this Agreement, you will not use the Evaluation Material for any purpose other than evaluating, negotiating, documenting, pursuing or consummating a possible Transaction (whether in a negotiated transaction or otherwise). You agree not to disclose any Evaluation Material to any person, except that you may disclose Evaluation Material to your Representatives (who will be informed by you of the confidential nature of the Evaluation Material and will agree to be bound by the terms of this Agreement that are applicable to your Representatives) who are participating in your evaluation, negotiation, documentation, pursuit or consummation of a possible Transaction (whether in a negotiated transaction or otherwise) or who otherwise have a reasonable need to review the Evaluation Material for the purpose of evaluating, negotiating, documenting, pursuing or consummating a possible Transaction (whether in a negotiated transaction or otherwise). You agree (a) to undertake commercially reasonable precautions, consistent with the precautions you take to safeguard your own confidential and sensitive information, to safeguard and protect the confidentiality of the Evaluation Material and (b) not to authorize or direct your Representatives to make any disclosure or use of the Evaluation Material in violation of this Agreement. You shall be responsible for any breach by your Representatives of the terms of this Agreement that are applicable to your Representatives. Notwithstanding anything to the contrary in this Agreement, so long as no Evaluation Material is revealed thereby, you may publicly disclose any price you are prepared to offer, any transaction structure you are proposing to use and the results of any regulatory (including antitrust) analysis relating to the Transaction.

3. You agree that, without the consent of the Company, you and your Representatives will not disclose information regarding specific discussions or negotiations that have taken place concerning a possible Transaction or any of the specific terms or conditions that have been discussed, except to the extent you are advised by your counsel that you are required to do so under applicable law, rule, or regulation. Notwithstanding anything to the contrary in this Agreement, you may publicly disclose any letter or other communication from you or your Representatives to the Company’s Board of Directors regarding any offer or proposal in respect of a Transaction as long as such letter does not disclose Evaluation Material. The Company acknowledges and agrees that you will amend your Schedule 13D to reflect that the parties have entered into this Agreement (and that this Agreement itself will be disclosed) and that the parties intend to explore a possible Transaction. The Company further agrees that the obligations set forth in Section 5 hereof do not apply to any disclosure made pursuant to Section 2 or this Section 3.

4. You understand and agree that neither the Company nor any of its Representatives have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Material or shall have any liability whatsoever to you or any of your Representatives relating to or resulting from the use or content of the Evaluation Material. You further understand and agree that, except as otherwise provided in the last sentence of Section 1 hereof, neither the Company nor any of its Representatives is under any obligation to make any particular information available to you or to supplement or update any Evaluation Material previously provided.

5. If you or any of your Representatives are requested or required to disclose any Evaluation Material pursuant to any applicable law, the requirements of any regulatory authority or stock exchange listing rules, or in connection with any legal process or proceeding, you will, to the extent legally permitted, give the Company prompt written notice of such request or requirement and reasonably cooperate with the Company for it to seek a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, you or your Representatives will disclose only that portion of the Evaluation Material which, upon the written advice of your counsel and, to the extent legally permitted, after notifying the Company, is legally required to be disclosed. Notwithstanding the foregoing, you will not be permitted to disclose any Evaluation

Material if the applicable law, requirements of any regulatory authority or stock exchange listing rules require such disclosure by virtue of the fact that you have made or intend to make a transaction proposal or offer involving the Company or to solicit support for any such proposal or offer from the Company’s stockholders.

6. Prior to the expiration of a period of 60 days following the date hereof, neither the Company nor any of its Representatives may request that you and your Representatives return to the Company or destroy all copies of the Evaluation Material and destroy all Notes. If, after the expiration of such period, the Company or Guggenheim requests in writing for any reason, you and your Representatives will, at your option, promptly return to the Company or destroy all copies of the Evaluation Material and destroy all Notes, in each case without retaining a copy thereof. Notwithstanding the foregoing, you and your Representatives shall (i) not be required to destroy electronic copies of the Evaluation Material or Notes that may be found in your or your Representatives’ files in accordance with your or their respective archival or back-up procedures or record retention policies, and (ii) be permitted to retain a copy of any Evaluation Material to the extent that such retention is as required by law, rule, regulation or professional obligations. Notwithstanding the return of the Evaluation Material and destruction of all Notes or the Company’s or Guggenheim’s request for such destruction, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder in accordance with the terms of this Agreement.

7. You hereby acknowledge that you are aware, and that you will advise your Representatives, that the securities laws of the United States prohibit any person who is aware of material non-public information concerning the Company or a possible Transaction involving the Company from purchasing or selling the Company’s securities or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8. Until March 22, 2016, and thereafter as long as the Agreed Evaluation Material is actually provided to you in accordance with the terms of this Agreement, you agree that during the Restricted Period (as defined below), you will not, and will cause your Affiliates and Representatives acting on your behalf not to, directly or indirectly, without the prior written consent of the Company’s Board of Directors or an authorized committee thereof: (i) engage in, or advise, encourage, or influence any person with respect to, any “solicitation” of “proxies” or “consents” or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents, in each case, with respect to the election or removal of directors the Company ; (ii) submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board other than as expressly permitted by this Agreement; (iii) encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company; or (iv) seek to call, or to request the calling of, a special meeting of the stockholders of the Company; provided that (a) any disclosure or activity expressly permitted pursuant to the terms of this Agreement will not be prevented by the foregoing restrictions, (b) you are free to request representation on the Company’s Board of Directors at any time after you have filed an amendment to your Schedule 13D relating to the Company indicating that you are no longer seeking to acquire control of the Company (provided you have not thereafter made another filing with the SEC reflecting a change in that intention), and (c) you are free to vote any shares that you own however you wish. For purposes of this Agreement, the “Restricted Period” shall mean the period beginning on the date hereof and ending on the earlier of (a) January 1, 2017, and (b) the date, if any, (1) that the Company enters into an agreement with any third party providing for any merger, consolidation, business combination, asset sale or other extraordinary transaction that would result in the conversion of more than 50% of the Company’s outstanding common equity or the sale of 50% or more of the Company’s assets, (2) that the Board recommends in favor of, or publicly takes a neutral position with respect to, any tender or exchange offer by any third party for more than 50% of the Company’s outstanding equity securities, or (3) on which a majority of the members of the Board as of the date hereof cease to be directors of the Company. In addition, notwithstanding any other provision of this Agreement, nothing herein shall prevent you or your Affiliates from acquiring securities of, or entering into business combination with, any person who beneficially owns any securities of the Company as long as the purpose of such transaction is not to circumvent the restrictions set forth in this Section 8.

9. You agree that (i) the Company and Guggenheim shall be free to conduct a process respecting a possible Transaction as they in their sole discretion shall determine (including negotiating with any prospective transaction party and entering into definitive agreements without prior notice to you or any other person), (ii) any procedures relating to a possible Transaction may be changed at any time without notice to you or any other person, and (iii) the Company shall have the right to reject or accept any potential transaction party, proposal or offer, or to terminate discussions and negotiations with you, at any time for any reason whatsoever, in its sole discretion.

10. You further agree that this Agreement only creates obligations between the parties hereto with respect to the matters specifically agreed to herein, and further that this Agreement does not obligate the parties hereto or any of their respective Affiliates to negotiate or enter into a definitive agreement with respect to any Transaction or to consummate any Transaction.

11. You agree that all (i) communications with the Company or its directors and officers regarding a possible Transaction, (ii) requests for additional information regarding a possible Transaction, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures relating to a possible Transaction will be submitted or directed exclusively to Guggenheim; provided, however, that you may make any offer, proposal or request for waiver directly to the Company’s Board of Directors and engage in discussions and negotiations with the Company’s Board of Directors and its Representatives regarding any such offer, proposal or request.

12. You agree that, until January 1, 2017, neither you nor any of your Affiliates will, directly or indirectly, without the Company’s prior written consent, solicit for employment any employees of the Company or any of its subsidiaries with whom you have had contact or who were introduced to you during the period of your investigation of the Company in an executive or management level position. The preceding sentence does not, however, prohibit you or your Affiliates from making general solicitations for employment by means of advertisements, public notices, recruiting agencies or internal or external websites or job search engines or, directly or indirectly, hiring any person who (i) responds thereto, (ii) contacts you or your Affiliates on their own initiative without prior solicitation by or on behalf of you or your Affiliates, or (iii) ceases to be employed by the Company without prior solicitation by or on behalf of you or your Affiliates.

13. Neither you nor your Representatives or any other person acting on your behalf will, directly or indirectly, without the prior written consent of the Company’s Board of Directors or an authorized committee thereof, provide information pertaining to or otherwise engage in any discussions with any executive officer or director of the Company (i) regarding employment with you, your Affiliates or the Company following the consummation of a Transaction or (ii) regarding compensation, equity awards or other employee benefits that may be offered in connection with the employment of such person by you, your Affiliates or the Company following the consummation of a Transaction.

14. Each party hereto agrees that money damages may not be a sufficient remedy for any breach of this Agreement by the other party or it Representatives and that, in addition to all other remedies that may be available to such party, each party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach. If any provision or portion of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

15. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in Delaware over any suit, action or proceeding arising out of or relating to this Agreement. Each party hereto hereby irrevocably and unconditionally waive any objection to the placing of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

16. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or electronic mail in .pdf or similar format shall constitute effective execution and delivery of this Agreement as to the parties. For purposes of this Agreement any reference to “written” or “in writing” shall be deemed to include correspondence by signed letter or facsimile or by e-mail.

17. During the Restricted Period, (i) the Company agrees to refrain from, and to cause its officers and directors to refrain from, any derogatory or defamatory statements or communications concerning you or any of your officers or directors and (ii) you agree to refrain from, and to cause your officers and directors to refrain from, any derogatory or defamatory statements or communications concerning the Company or any of its officers or directors.

18. Unless otherwise provided herein, this Agreement shall terminate on the earlier of (i) the date of entry into of a definitive agreement regarding a Transaction with you, and (ii) January 1, 2017.

[ * * * * * ]

If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

Destination Maternity Corporation

By:	/s/Anthony M. Romano
Anthony M. Romano, President and Chief Executive Officer

Confirmed and Agreed to:

Orchestra-Prémaman, S.A.

By:	/s/Pierre Mestre
Pierre Mestre, Chairman and President